UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, August 2025

Commission File Number 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Translation of registrant’s name into English)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Issuance of Press Release

On August 13, 2025, Concorde International Group Ltd. (the “Company”) issued a press release titled “Ryde Announces Strategic Partnership with Concorde to Drive Cross-Sector Workforce Transformation in Singapore.” The press release announces that the Company has entered into a strategic partnership with Ryde Group Ltd. (“Ryde”) to create industry-wide job opportunities for Ryde’s driver-partners within the facilities management and security sectors in Singapore. Under this collaboration, up to 5,000 Ryde driver-partners will be onboarded over time to accept short-term, on-demand security-related assignments, diversifying their income streams and supporting the growing demand for manpower across office, retail, hospitality, industrial, and medical facilities.

The partnership leverages the Company’s proprietary patented technology, Cluster™ Mobile Command Center, to enhance productivity and efficiency in the facilities and security industry. Building on its operational success, the Company has extended its capabilities to deliver Integrated Facilities Management (“IFM”) services that reduce costs and improve returns for asset owners and property managers. Ryde driver-partners will undergo specialized security training provided by the Company, equipping them with the necessary skills and certifications to perform security-related tasks. The training program is optimized for efficiency to minimize downtime for driver-partners.

The initiative will be powered by an integrated technological solution that seamlessly assigns facilities and security tasks to qualified Ryde driver-partners, ensuring efficient matching of security needs with available personnel, optimizing response times and service quality. The partnership also lays the groundwork for the future integration of artificial intelligence across the service ecosystem, including AI-powered video analytics, predictive patrolling and response, IoT-enabled anomaly detection, and real-time decision-support tools, to further strengthen operational efficiency and responsiveness.

Operations under this partnership are expected to launch in October 2025, following the completion of initial facilities and security certification programs and technology integration. We believe the partnership will likely generate significant new revenue streams for both companies and contribute to workforce transformation in Singapore by creating thousands of flexible facilities and security jobs within Singapore. A copy of the press release is furnished as Exhibit 99.1to this Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto, the statements contained therein, and this report on Form 6-K contain forward-looking statements and information relating to the Company that are based on the current beliefs, expectations, assumptions, estimates and projections of the Company’s management regarding the Company’s business and industry. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to the Company or the Company’s management, are intended to identify forward-looking statements. These statements reflect management’s current view of the Company concerning future events and are subject to certain risks, uncertainties and assumptions, and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2025 (the “Annual Report”). Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report.

All forward-looking statements included herein attributable to the Company or other parties or any person acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, the Company undertakes no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release titled “Ryde Announces Strategic Partnership with Concorde to Drive Cross-Sector Workforce Transformation in Singapore” dated August 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2025	CONCORDE INTERNATIONAL GROUP LTD

	By:	/s/ Swee Kheng Chua
Swee Kheng Chua
Chief Executive Officer and Chairman

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